UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-34656

H World Group Limited

(Registrant’s name)

No. 1299 Fenghua Road

Jiading District

Shanghai
People’s Republic of China
(86) 21 6195-2011
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Conversion Rate Adjustment for Convertible Senior Notes due 2026 as a Result of Dividend

On August 20, 2025, the board of directors of H World Group Limited (the “Company”) declared a cash dividend of US$0.081 per ordinary share, or US$0.81 per American Depositary Share (“ADS”). Holders of the Company’s ordinary shares or ADSs at the close of business on September 9, 2025 will be entitled to receive the cash dividend. As a result of the cash dividend, the conversion rate for the Company’s outstanding 3.00% convertible senior notes due 2026 issued in May 2020 (the “Notes”) increased from 26.1574 to 26.7233 with immediate effect after the close of business on September 9, 2025 (New York City time). The adjustment is made in accordance with the terms of the indenture for the Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

H World Group Limited
(Registrant)

Date: September 9, 2025	By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Executive Chairman of the Board of Directors

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